PXP

Plains Exploration & Production Company

September 28, 2007

Via Facsimile (202) 772-9256

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 7010

Attention: H. Roger Schwall, Assistant Director

Re:	Plains Exploration & Production Company

Registration Statement on Form S-4

Filed August 22, 2007

File Number 333-145617

Dear Mr. Schwall:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Plains Exploration & Production Company (“Plains”) respectfully requests acceleration of the effective date of the above-captioned Registration Statement be accelerated to October 1, 2007 at 11:30 a.m., Eastern Daylight Saving Time or as soon thereafter as practicable.

Plains hereby acknowledges that:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Plains from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3.	Plains may not assert the staff comments and declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to contact me by telephone at
(713) 579-6000 or by facsimile at (713) 579-6500.

Very truly yours,

/s/ John F. Wombwell

John F. Wombwell

Executive Vice President, General Counsel

and Secretary

cc:	J. Davis., U.S. Securities and Exchange Commission
M. Duru, U.S. Securities and Exchange Commission
J. Madison, U.S. Securities and Exchange Commission